United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Atea Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

04683R106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04683R106	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons JPM Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,925,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,925,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,925,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 04683R106	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons Jean-Pierre Sommadossi
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 876,664
	6	Shared Voting Power 5,925,000
	7	Sole Dispositive Power 876,664
	8	Shared Dispositive Power 5,925,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,801,664
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.2%
12	Type of Reporting Person IN

CUSIP No. 04683R106	Schedule 13G	Page 3 of 6

ITEM 1.	(a)	Name of Issuer:

Atea Pharmaceuticals, Inc. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

125 Summer Street, Boston, MA 02110.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

JPM Partners LLC; and
Jean-Pierre Sommadossi

	(b)	Address or Principal Business Office:

The business address of JPM Partners LLC is 2 Avery Street #21E, Boston, MA 02111.

The business address of Jean-Pierre Sommadossi is 125 Summer Street, Boston, MA 02110.

	(c)	Citizenship:

JPM Partners LLC is a Delaware limited liability company. Dr. Sommadossi is a citizen of the United States.

	(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”).

	(e)	CUSIP Number:

04683R106

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of shares of Common Stock as of December 31, 2020, based upon 82,616,937 shares of Common Stock outstanding as of December 10, 2020.

CUSIP No. 04683R106	Schedule 13G	Page 4 of 6

(a-c)

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
JPM Partners LLC	5,925,000	7.2%	0	5,925,000	0	5,925,000
Jean-Pierre Sommadossi	6,801,664	8.2%	876,664	5,925,000	876,664	5,925,000

JPM Partners LLC is the record holder of 5,925,000 shares of Common Stock. Dr. Sommadossi is the manager of JPM Partners LLC and may be deemed to share beneficial ownership of the securities held by JPM Partner LLC. In addition, Dr. Sommadossi beneficially owns 876,664 shares of Common Stock subject to stock options that are currently exercisable or will become exercisable within 60 days of December 31, 2020.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 04683R106	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2021

JPM Partners LLC

By:	/s/ Jean-Pierre Sommadossi
Name:	Jean-Pierre Sommadossi
Title:	Manager

Jean-Pierre Sommadossi

/s/ Jean-Pierre Sommadossi

CUSIP No. 04683R106	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.

Exhibit 99

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 10th day of February, 2021.

JPM Partners LLC

By:	/s/ Jean-Pierre Sommadossi
Name:	Jean-Pierre Sommadossi
Title:	Manager

Jean-Pierre Sommadossi

/s/ Jean-Pierre Sommadossi